Matthew J. Gardella 617 348 1745 mgardella@mintz.com	One Financial Center Boston, MA 02111 617 542 6000 mintz.com

May 10, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Standard BioTools Inc. – Preliminary Proxy Statement (PREC14A)

Ladies and Gentlemen:

On behalf of our client, Standard BioTools Inc., we hereby submit for filing by direct electronic transmission under the Exchange Act of 1934, as amended, a preliminary proxy statement.  If you have any questions regarding the filing, please contact the undersigned at (617) 348-1735.  Thank you.

Very truly yours,
/s/ Matthew J. Gardella

Matthew J. Gardella Member Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.